15026129

SECURITI[...]N
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 9 2015
WASH, D.C.
201

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SEC FILE NUMBER
8- 66739

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRUCIBLE CAPITAL GROUP, INC., dba Achilles Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 WHITEHALL STREET, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN TSIGAKOS 212-785-2815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
(Name – if *individual, state last, first, middle name*)

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TY 4/9

OATH OR AFFIRMATION

I, JOHN TSIGAKOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRUCIBLE CAPITAL GROUP, INC., as of DECEMBER 31 ~20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ROBERT S. ALTMAN
Notary Public, State of New York
No. 02AL4908186
Qualified in Westchester County
Commission Expires September 21, 20 17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRUCIBLE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

CRUCIBLE CAPITAL GROUP, INC.

CONTENTS

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
Crucible Capital Group, Inc.
New York, New York

We have audited the accompanying financial statements of Crucible Capital Group, Inc. (the "Company"), which comprise of the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, among other things, the Company has incurred losses and has had low net capital, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crucible Capital Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

The supplemental information on pages 15 through 23 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Crucible Capital Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
April 6, 2015

CRUCIBLE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS:		
Cash	$	119
Securities, at fair value		50,784
Other assets		36,208
Total Assets	**$**	**87,111**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	11,711
STOCKHOLDER'S EQUITY		
Common stock, no par value, 2,500 shares authorized, issued, and outstanding		2,500
Additional paid-in capital		514,110
Accumulated deficit		(441,210)
Total Stockholder's Equity		75,400
Total Liabilities and Stockholder's Equity	**$**	**87,111**

The accompanying notes are an integral part of these financial statements.

CRUCIBLE CAPITAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Commissions	$ 111,288
Bad debt recovery	27,500
Interest and dividend income	5
Unrealized/realized gain (loss)	(74,046)
	64,747
OPERATING EXPENSES:	
Operating and administrative fees	42,000
Other operating expenses	9,398
Regulatory fees	9,279
	60,677
NET INCOME	**$ 4,070**

The accompanying notes are an integral part of these financial statements.

CRUCIBLE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, January 1, 2014	$ 30,253	$ 2,500	$ 473,033	$ (445,280)
Capital Contributions	41,077	-	41,077	-
Net Income	4,070	-	-	4,070
Balance, December 31, 2014	**$ 75,400**	**$ 2,500**	**$ 514,110**	**$ (441,210)**

The accompanying notes are an integral part of these financial statements.

CRUCIBLE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,070
Adjustments to reconcile net income to net cash provided by operating activities:	
Unreazlied loss on investments	74,046
Bad debt recovery	(27,500)
Securities received in lieu of cash	(111,289)
Increase in other assets	(8,149)
Decrease in payable to brokers or dealers	(500)
Decrease in accounts payable, accrued expenses and other liabilities	(4,690)
NET CASH USED IN OPERATING ACTIVITIES	**(74,012)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional paid-in capital	44,120
NET DECREASE IN CASH	(29,892)
CASH, BEGINNING OF YEAR	30,011
CASH, END OF YEAR	**$ 119**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash payment for:	
Taxes	$ 1,024

The accompanying notes are an integral part of these financial statements.

CRUCIBLE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Crucible Capital Group, Inc. ("The Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in the business of arranging private equity financing and debt facilities, arranging private and/or bank debt via unsecured loans and/or credit facilities, arranging bank debt including but not limited to revolving lines of credit, asset based loans and other types of credit facilities for its clients. The company is also providing services to assist its clients with their long term capital structure plans and capital raising activities.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of federally insured limits. The Company has not experienced any losses in these accounts.

Receivables

The company carries its commission receivables at cost, less an allowance for doubtful accounts. On a regular basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on facts and circumstances, collections and current credit conditions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis.

Commission and Revenue Recognition

Investment banking revenues arise from security offerings and obtaining financing in which the Company acts as a commission broker. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Investment banking services rendered for non-cash consideration are not recognized unless collectability is reasonable assured. Revenue from other fees and services is recorded when earned.

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Automobile	5 years
Computer equipment	5 years
Furniture and fixtures	7 years

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 *Income Taxes*, which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as "temporary differences". A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows the uncertainty in income taxes standard. The Company does not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2014 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2011.

The Company had federal net operating loss carryforwards of approximately $111,800 and state and local net operating loss carryforwards of approximately $18,200 as of December 31, 2014 which begin to expire in 2031.

Total deferred tax assets resulting from the net operating loss carryforwards amounted to approximately $43,200. However, a 100% valuation allowance has been established because the Company does not consider it more likely than not that the deferred tax assets will be recovered.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 6, 2015, the date the financial statements were available to be issued. There were no significant subsequent events that required recognition and disclosure in the financial statements.

3 - GOING CONCERN

The Company realized income from operations of approximately $4,000 for 2014, and has incurred losses of approximately $206,200 for 2013. In addition, the Company has a $441,210 accumulated deficit and continues to be mostly inactive. The Company-owned marketable securities have declined severely which has given it a very low net capital. During 2014, the principal stockholder of the Company was indicted on criminal charges relating to the broker/dealer. The stockholder has plead not guilty to all charges. The case is still pending. This raises substantial doubt about the ability of the company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

It should be noted that Crucible's shareholder and a related company, Angelic Holdings Services NY Ltd. has made a commitment to continue to fund the Company's operations. The Company has an expense sharing agreement with the related company which pays a majority of the monthly expenses. The financial statements have been prepared on the assumption that the Company will continue as a going concern. Management is confident that what it is doing will meet all regulatory obligations with SEC and FINRA. Along with the additional funding (and the expectation of revenue increase shortly as the economy improves), the Company believes it will achieve profitability and meet all its net capital requirements. The Company should have substantial funding, equity and revenue to continue its operation as a broker/dealer.

4 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Common stock	$ 50,784	$ -0-	$ -0-	$ 50,784
Total assets at fair value	$ 50,784	$ -0-	$ -0-	$ 50,784

5 - PROPERTY AND EQUIPMENT

Automobile	$ 10,000
Furniture and fixtures	4,600
	14,600
Less: Accumulated depreciation and amortization	(14,600)
	$ -0-

6 - RELATED PARTY

The Company shares its offices with Angelic Holdings Services NY Ltd., a party related through majority common ownership of its 100% stockholder. There is an expense sharing arrangement with the related party which is currently at $3,500 per month. For the year ended December 31, 2014, the Company paid $42,000 to the related party for shared expenses. At December 31, 2014, Angelic Holdings Services NY Ltd. owed the Company $35,643. The agreement is for a term of one year and automatically renews after a review of expenses covered on a year by year basis.

7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company has net capital of $19,264 which was $14,264 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was .61 to 1.

8 - CONCENTRATION OF CREDIT AND OFF BALANCE SHEET RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2014, there were no significant customer accounts having unsecured debit balances that presented any risk.

9 - CONTINGENCIES

The company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.

On January 28, 2014, the Company and its affiliate, Angelic Holdings Services NY Ltd., filed suit against a former client, Guardian Telecom, Inc. for breach of contract in connection with a financial consulting agreement between the parties, which required Guardian to make certain monthly retainer payments for a specified time period, issue securities to the company and pay a "finder's fee" in connection with the introduction of any private financing or credit facilities to Guardian. Guardian has breached the contract with the Company by not making all of the required monthly retainer payments, by not issuing the required shares of stock and warrants and by not paying the Company the required credit facility finder's fee as specified in the agreement.

The Company's direct amount due from Guardian was $120,000 pursuant to the agreement which required Guardian to pay the Company a credit facility financing fee equal to two percent (2%) of the total proceeds obtained by Guardian from any credit facility introduced by the Company to Guardian. Guardian accepted a total $6,000,000 in financing from Gateway Trade Funding Co., a company introduced by Crucible in 2013. Guardian paid the Company $10,000 in December 2013 for the agreement but refused to pay the balance due. The Company has reflected the revenue from this transaction and recorded an allowance for the unpaid balance in its statement of operations. The Company and affiliate were seeking damages of over $200,000, plus interest and attorney's fees in accordance with the terms of the agreement. On June 2014, the lawsuit was settled for $55,000 in exchange for a full release from the Company of all claims.

9 - CONTINGENCIES (CONT'D).

In February 2014, the Company, along with an individual who was never registered with the Company, and another unrelated broker/dealer were named as respondents in a customer-initiated FINRA arbitration proceeding. The claim arises from the Claimants' alleged investment in a real estate investment in which they claim losses of approximately $104,000. At this point in the case, the attorney has not formed an opinion as to the propriety of this claim. However, the Company believes that it has no liability to these claimants and will vigorously defend this action.

CRUCIBLE CAPITAL GROUP, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$ 75,400
Less: Nonallowable assets		
Securities	8,039	
Other assets	36,208	
		44,247
Net Capital before haircuts on securities positions (tentative net capital)		$ 31,153
Haircuts on Securities		
Securities positions	6,412	
Undue concentration	5,477	
		11,889
Net Capital		19,264
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Mininum net capital required 6-2/3% of $11,711 pursuant to Rule 15C3-1		781
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		5,000
EXCESS NET CAPITAL		14,264
EXCESS NET CAPITAL AT 1,000%		18,093
AGGREGATE INDEBTEDNESS		11,711
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.61**

See independent auditors' report.

CRUCIBLE CAPITAL GROUP, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C-3
FOR THE YEAR ENDED DECEMBER 31, 2014

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(i)

See independent auditors' report.

CRUCIBLE CAPITAL GROUP, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

	Audited	Focus Report Unaudited	Difference
CURRENT ASSETS:			
Cash	$ 119	$ 119	$ -0-
Securities at fair value	50,784	76,950	(a) 26,166
Other assets	36,208	16,107	(b) (20,101)
Total Assets	**$ 87,111**	**$ 93,176**	**$ 6,065**

LIABILITIES AND STOCKHOLDER'S EQUITY

	Audited	Focus Report Unaudited	Difference
LIABILITIES:			
Accounts payable, accrued expenses and other liabilities	11,711	11,361	(c) (350)
STOCKHOLDER'S EQUITY:			
Common stock	2,500	2,500	-0-
Additional paid-in capital	514,110	514,110	-0-
Accumulated deficit	(441,210)	(434,795)	6,415
Total stockholder's equity	75,400	81,815	6,415
Total Liabilities and Stockholder's Equity	**$ 87,111**	**$ 93,176**	**$ 6,065**

(a) Adjustment to write off worthless securities.
(b) Adjustment to record accrued expenses.
(c) Adjustment for income tax accruals.

See independent auditors' report.

CRUCIBLE CAPITAL GROUP, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2014

Net capital as reported on the Focus Report, Part IIA	$ 19,625
Adjustments	(361)
Net capital as adjusted and as reported per audited financial statements	$ 19,264

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to the differences totaling $6,065 shown on page 17 of the audited financial statements, less adjustments for non-allowable assets. This is reflected on the computation of net capital pursuant to rule 15C3-1 on page 15 of the audited financial statements. In addition, the audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Crucible Capital Group, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Shareholder and Board of Directors of
Crucible Capital Group, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Crucible Capital Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Crucible Capital Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Crucible Capital Group, Inc.'s management is responsible for Crucible Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records, entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Schedule of SIPC Assessment and Payments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related Schedule of SIPC Assessment and Payments supporting the adjustments noting no differences.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
April 6, 2015

CRUCIBLE CAPITAL GROUP, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

Total revenue				$ 64,747
Additions:				
Net loss from securities in investment accounts				74,046
Total additions				74,046
Deductions:				
Other revenue not related either directly or indirectly to the securities business				(27,505)
Total deductions				(27,505)
SIPC net operating revenues				111,288
General assessment @ .0025				278
Payments				
	Date:	Check #:	Form:	
	7/25/2014	2909	SIPC-6	234
Total payments				234
Assessment balance due or (overpayment)				44
Interest computed on late payment at 20% per annum				-
Total assessment balance and interest due				$ 44

See Accountants' Agreed Upon Procedures Report

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
Crucible Capital Group, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying exemption report in which Crucible Capital Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crucible Capital Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and Crucible Capital Group, Inc. stated that Crucible Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Crucible Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crucible Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

S. A. Koenig & Associates
S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
April 6, 2015

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

CRUCIBLE CAPITAL GROUP, INC.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2014

Crucible Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the year ended December 31, 2014.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2014 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2014.

The Company has made available to the accountant all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent functions, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Crucible Capital Group, Inc.
(Name of Company)

I, John W. Tsigakos swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]
Signature

4/7/2015
Date

John W. Tsigakos, CEO
Printed Name and Title